                                                                   EXHIBIT 99.1

CONTACTS:
Jo-Ann Adolph                                        Natalie Wilkins
AppliedTheory Corporation                            Clarus Public Relations
Ph:  303-725-5978                                    Ph:  303-296-0343, ext. 239
JADOLPH@APPLIEDTHEORY.COM                            NWILKINS@CLARUSPR.COM


                    APPLIEDTHEORY REPORTS IMPROVED MARGINS
                 ON GROWING BASE OF MANAGED HOSTING SERVICES

- Company beats First Call EPS consensus estimate by 2 cents excluding non-recurring charges

-    Company meets EBITDA expectations for fourth consecutive quarter.

- Company restructures debentures and obtains additional $6 million credit line and sells RHAT shares for $1.9 million cash.

- Company shows 240 percent year-to-year revenue growth in managed hosting services and increases gross margins by 9 percent.

NEW YORK (AUG. 2, 2001) -- AppliedTheory Corporation (NASDAQ: ATHY), an Internet knowledge, development and managed hosting partner for hundreds of large corporations, today announced second quarter 2001 revenue of $18.9 million dollars, an increase of 5 percent compared to the same period last year.

The company said today it is on plan to reach EBITDA positive in the fourth quarter of this year resulting from focused cost controls, a strong recurring revenue base and customer growth that reflects an industry-wide trend by large enterprises toward outsourced managed hosting and services. Booked sales in the second quarter alone reached $11.3 million, an increase of 24 percent over the previous quarter and 40 percent over the second quarter of last year.

Gross margins improved sequentially to 35 percent for the second quarter, up from 32 percent in the first quarter. The company noted that its continuing operational strength represents a strategic business focus on high-margin outsourced managed hosting services and internet solutions, which accounted for $11.5 million or 61 percent of total revenue for the second quarter. Singularly, managed hosting services revenues in second quarter were 240 percent higher than the second quarter last year.

Sequentially, AppliedTheory's second quarter revenues were $1.3 million, or 6 percent, less than the first quarter of 2001.

"AppliedTheory is on plan to achieve profitability and has established itself as a premier competitor in outsourced managed hosting for corporations, government and other large enterprises," said AppliedTheory CEO Danny E. Stroud. "We have obtained financing necessary to fund our business to reach EBITDA positive in fourth quarter. We are operationally strong with improving margins despite the economic slowdown. While we are still concerned about the economy and the impact that the glut of service capacity is having on the sector in general, we believe that our business strategy and positioning are helping us weather the storm. As we increase our operational emphasis on outsourced managed hosting, we are gaining the benefits of an increasingly strong recurring revenue base, strong booked sales enhanced by our customers growing their managed hosting investment, and an expanding library of proprietary, knowledge-based software solutions that can be integrated into highly complex enterprise Internet business platforms."


The company also reported that it was required to take a non-recurring, non-cash charge reflecting a combined loss of $4.5 million related to the sale of shares in Red Hat, Inc., write-offs associated with the debenture restructuring, and certain other financing costs.

Net loss attributable to common shareholders for the quarter ending June 30, 2001, was $16.8 million, or $0.62 per share, versus $12.9 million, or $0.54 per share, in the comparable 2000 period. The loss per share of $0.62 includes a $0.16 loss per share due to the non-recurring $4.5 million charge. Excluding the non-recurring charge, the quarter's net loss attributable to common shareholders was $0.46 per share, which is $0.02 better than the First Call consensus estimate of $0.48 loss per share.

The EBITDA loss for the second quarter of 2001 was $8.8 million including $4.5 million loss from the non-recurring charge. Excluding this non-recurring charge, the EBITDA loss was $4.3 million which met average analyst estimates for the quarter. This represents an improvement of $1.3 million from 1Q01 EBITDA loss of $5.6 million, excluding one-time charges in each quarter.

Angelo Gencarelli, senior vice president and CFO of AppliedTheory, reiterated the company's expectation, announced in August 2000, to become EBITDA positive during the fourth quarter of 2001.

The company also completed a restructuring of its convertible debenture agreement, which resulted in the elimination of the strike price reset feature of the debentures and the monthly redemption option. At the same time, the company obtained a $6 million line of credit from the debenture holders.

 EBITDA AND EARNINGS PER SHARE
 (Amounts in millions except per share data)

--------------------------------------------------------------------------------------------------------
                  Without Non-Recurring                           Favorable          With Non-Recurring
                          Charge             Expectation*          Variance                Charge
---------------- ----------------------- ------------------- --------------------  ---------------------
EBITDA                  $(4.3)                $(4.3)              ---                     $(8.8)
---------------- ----------------------- ------------------- --------------------  ---------------------
EPS                      (0.46)                (0.48)               0.02                   (0.62)
---------------- ----------------------- ------------------- --------------------  ---------------------

     *EBITDA expectation is based on analyst models. EPS expectation is based on FirstCall consensus.

REVENUE FOR THE QUARTER

For the second quarter of 2001, revenue from web hosting grew 240 percent, with Internet Solutions revenue decreasing 42 percent and Internet connectivity revenue decreasing 6 percent from the second quarter 2000. Prior year and consecutive quarter comparables (in millions) were as follows:

=======================================================================================================
                             2Q01    1Q01     CHANGE      % CHANGE       2Q00     CHANGE      % CHANGE
=======================================================================================================
Web Hosting                  6.8     7.4       (0.6)         (8%)         2.0       4.8          240%
=======================================================================================================
Internet Solutions           4.7     5.3       (0.6)        (11%)         8.1     (3.4)         (42%)
=======================================================================================================
Internet Connectivity        7.4     7.5       (0.1)         (1%)         7.9     (0.5)          (6%)
=======================================================================================================

ABOUT APPLIEDTHEORY CORPORATION

Industry pioneer AppliedTheory combines its unparalleled knowledge base with the ability to build, integrate and manage Internet business solutions in an increasingly complex online economy. AppliedTheory's proactive responsiveness to changing business requirements has earned the company a 95 percent retention rate from customers that include AOL, America's Job Bank and Ingersoll-Rand. The company offers a comprehensive and fully integrated suite of managed hosting, connectivity and security services, providing one of the industry's most reliable single sources for large enterprise Internet needs. For additional information about the company, visit www.appliedtheory.com
<http://www.appliedtheory.com>.

Statements contained in this press release that are not historical facts may be deemed to be forward-looking statements, which are subject to risks and uncertainties, including those discussed in AppliedTheory's filings with the Securities and Exchange Commission.

###

APPLIEDTHEORY CORPORATION AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                 (UNAUDITED)

                                                          Three months ended                  Six months ended
                                                               June 30,                           June 30,
                                                               --------                           --------

                                                         2000             2001              2000             2001
                                                         ----             ----              ----             ----
Net revenues
     Web hosting                                       $   2,045      $    6,773          $   3,775       $   14,214
     Internet solutions                                    8,079           4,690             14,706            9,964
     Internet connectivity                                 7,864           7,463             15,329           14,936
                                                       ---------      ----------          ---------       ----------

     Total net revenues                                   17,988          18,926             33,810           39,114
                                                       ---------      ----------          ---------       ----------

Costs and expenses
     Cost of revenues                                     12,746          12,220             23,788           26,010
     Sales and marketing                                   7,459           5,665             14,170           11,760
     General and administrative                            4,864           4,683              9,773           10,055
     Research and development                                181             658                347            1,252
     Depreciation                                          2,626           3,164              4,465            6,190
     Amortization                                          2,518           3,671              4,797            7,378
     Other expenses (income)                                (186)                              (206)             (22)
     Non-recurring charges                                                 4,491                               6,202
                                                       ---------      ----------          ---------       ----------

     Total costs and expenses                             30,208          34,552             57,134           68,825
                                                       ---------      ----------          ---------       ----------

     Loss from operations                                (12,220)        (15,626)           (23,324)         (29,711)

Interest income                                             (284)            (38)              (677)            (140)
Interest expense                                             972           1,269              1,250            2,460
                                                       ---------      ----------          ---------       ----------

     Net loss attributable to common stockholders      $ (12,908)     $  (16,857)         $ (23,897)      $  (32,031)
                                                       =========      ===========         =========       ===========

Basic and diluted loss per common share                $  ( 0.54)     $    (0.62)         $  ( 1.02)      $    (1.20)
                                                       =========      ===========         =========       ===========

Shares used in computing basic and diluted loss per
share                                                 23,841,598       27,066,490        23,472,056       26,624,221
                                                      ==========       ==========        ==========       ==========

Other data:
    EBITDA (1)                                            (7,076)         (8,791)           (14,062)         (16,143)
    Capital Expenditures (2)                               7,534             393             13,224            1,444

(1) EBITDA is earnings (loss) from operations before interest, taxes, depreciation, and amortization. EBITDA is presented because management believes that investors may find it to be a useful tool for measuring a company's ability to service debt. However, EBITDA does not represent cash flow from operations, as defined by generally accepted accounting principles. EBITDA should not be considered as a substitute for net loss or as an indicator of our operating performance, cash flow or liquidity.

(2) Capital expenditures include assets acquired with debt and exclude assets acquired through capital lease financing.